Filed by: Morgan Stanley ETF Trust
Pursuant to Rule 425 under the Securities Acts of 1933 and
deemed filed under Rule 14a-6 under the Securities Exchange Act of 1934.
Subject Company: Morgan Stanley Institutional Fund Trust
SEC File No. 811-03980 and 2-89729

EQ Fund Solutions

MUTUAL FUND
PROXY FACT SHEET FOR:

CORE PLUS FIXED INCOME PORTFOLIO

JOINT SPECIAL MEETING IMPORTANT DATES
Record Date	OCTOBER 25, 2023
Mail Date	NOVEMBER 6, 2023
Meeting Date	DECEMBER 15, 2023 @ 9:00 AM (ET)
ADDITIONAL INFORMATION
Tickers	SEE PAGE 7
CUSIPs	SEE PAGE 7
JOINT SPECIAL MEETING LOCATION
1585 BROADWAY 27TH FLOOR, ROOM B NEW YORK, NEW YORK 10036
CONTACT INFORMATION
Inbound Line	1-888-280-6942
Website	https://www.morganstanley.com/

What are Shareholders being asked to vote on?

PROPOSAL 1: To approve the actions and transactions described in the Agreement and Plan of Reorganization (the "Plan") between Morgan Stanley Institutional Fund Trust, on behalf of Core Plus Fixed Income Portfolio (the "Acquired Fund"), and Morgan Stanley ETF Trust, on behalf of Eaton Vance Total Return Bond ETF (the "Acquiring Fund"), providing for the transfer of substantially all of the assets of the Acquired Fund to the Acquiring Fund, in exchange for the assumption of the Acquired Fund's stated liabilities by the Acquiring Fund and shares of the Acquiring Fund, followed by the complete liquidation of the Acquired Fund (the "Reorganization").

BOARD OF TRUSTEES RECOMMENDATION — "FOR"

What are shareholders being asked to approve?

Shareholders of the Acquired Fund are being asked to approve the Reorganization of the Acquired Fund into a newly-created exchange-traded fund ("ETF"), the Acquiring Fund.

What is the name of the newly-created ETF?

It is proposed that Core Plus Fixed Income Portfolio be reorganized into Eaton Vance Total Return Bond ETF. Eaton Vance Total Return Bond ETF is a series of Morgan Stanley ETF Trust.

What is an ETF?

An ETF is a pooled investment vehicle with shares that can be bought or sold throughout the day on stock exchanges at market prices. ETFs do not sell shares directly to or redeem shares directly from investors. Rather, only financial institutions known as authorized participants are permitted to purchase and redeem shares directly from the ETF.

SEE ALSO DIFFERENCES BETWEEN ETFS AND MUTUAL FUNDS ON PAGES 4-5 OF FACT SHEET

How will the Reorganization affect me as a shareholder?

If the Reorganization is consummated, you will cease to be a shareholder of the Acquired Fund.

In order to receive shares of the Acquiring Fund as part of the Reorganization, you must hold your shares of the Acquired Fund through a brokerage account that can accept shares of an ETF on the closing date of the Reorganization, which is expected to be on or about March 22, 2024 (the "Closing Date").

•  If you hold your shares of the Acquired Fund through a brokerage account that can accept shares of an ETF on the Closing Date of the Reorganization, you will automatically become a shareholder of the Acquiring Fund.

•  Upon completion of the Reorganization, you will (subject to certain exceptions) receive shares of the Acquiring Fund and, in some cases, cash that, combined with the shares of Acquiring Fund, has the same value as your shares of the Acquired Fund on the Closing Date of the Reorganization.

•  Shares of the Acquiring Fund will not be issued in fractional shares. As a result, cash will be paid to Acquired Fund shareholders in lieu of fractional shares of the Acquiring Fund, which may be taxable.

What if a shareholder holds shares of the Acquired Fund through a brokerage account that cannot accept shares of an ETF?

If you do not hold your shares of the Acquired Fund through a brokerage account that can accept shares of an ETF on the Closing Date of the Reorganization, you will not receive shares of the Acquiring Fund as part of the Reorganization.

Instead, your investment will be liquidated and you will receive cash equal in value to the aggregate net asset value ("NAV") of your Acquired Fund shares on the Closing Date of the Reorganization. The liquidation of your investment and return of cash may be taxable.

SEE ALSO ACCOUNT TYPES THAT CANNOT HOLD SHARES OF ETFS ON PAGE 6 OF FACT SHEET

Why is the Reorganization being proposed?

Morgan Stanley Investment Management Inc., the investment adviser to the Acquired Fund, proposed that the Acquired Fund be reorganized into the Acquiring Fund because of certain anticipated benefits associated with the ETF structure, which the investment adviser believes will better serve the interests of shareholders of the Acquired Fund. These shareholder benefits include anticipated lower net expenses as well as additional trading flexibility, increased transparency and the potential for enhanced tax efficiency.

SEE ALSO BENEFITS OF THE REORGANIZATION ON PAGES 6-7 OF FACT SHEET

Is the Reorganization expected to affect the way a shareholder's investment is managed?

No. The Acquiring Fund is expected to be managed in materially the same way as the Acquired Fund. The Acquiring Fund is a newly-created series of the Morgan Stanley ETF Trust and will not commence operations until the consummation of the Reorganization.

The Acquired Fund and the Acquiring Fund have an identical investment objective, and substantially similar principal investment strategies and fundamental investment policies.

Who will manage the Acquiring Fund?

Morgan Stanley Investment Management Inc. ("MSIM Inc.") is the investment adviser to the Acquired Fund and Acquiring Fund.

It is expected that, effective December 1, 2023, there will be certain changes to the composition of the portfolio management team for the Acquired Fund.

At the time of the Reorganization, after giving effect to the December 1, 2023 portfolio manager changes, the same individuals responsible for the day-to-day portfolio management of the Acquired Fund will be responsible for the day-to-day portfolio management of the Acquiring Fund, with the addition of one portfolio manager.

Are the fees and expenses of the Acquiring Fund expected to be lower than the fees and expenses of the Acquired Fund?

Yes. Following the Reorganization, the Acquiring Fund is expected to have lower total annual fund operating expenses than those of each share class of the Acquired Fund.

The Acquiring Fund employs a unitary fee structure pursuant to which MSIM Inc. bears all operating expenses of the Fund, subject to limited exceptions.

The Acquiring Fund is expected to have lower total annual fund operating expenses than those of each share class of the Acquired Fund, notwithstanding that, above a certain asset level, the contractual management fee rate for the Acquiring Fund is higher than that of the Acquired Fund. During the current fiscal year, the Acquired Fund's assets have not exceeded such asset level.

On which stock exchange will the Acquiring Fund's shares trade?

The Acquiring Fund's shares will be traded on NYSE Arca, Inc.

When is the Reorganization expected to occur?

Subject to shareholder approval, the Closing Date for the Reorganization is anticipated to occur after the close of trading on or about March 22, 2024.

Will the Acquired Fund or the Acquiring Fund charge shareholders any sales charges (loads), commissions, or other similar fees in connection with the Reorganization?

No. Neither the Acquired Fund nor the Acquiring Fund will charge shareholders any sales charges (loads), commissions, or other similar fees in connection with the Reorganization.

What are the U.S. federal income tax consequences of the Reorganization?

The Reorganization is intended to be treated as a tax-free reorganization for U.S. federal income tax purposes except in limited instances.

What will happen if the Reorganization is not approved?

If the Reorganization is not approved by shareholders of the Acquired Fund, the Acquired Fund will continue in existence and the Acquired Fund's Board of Trustees will consider alternative actions for the Acquired Fund.

Who will pay the costs in connection with the Reorganization?

The Acquired Fund will pay the costs associated with the Reorganization (including the legal costs associated with the Reorganization) and any transaction costs incurred by the Acquired Fund related to the disposition and acquisition of assets as part of the Reorganization.

THE BOARD OF TRUSTEES RECOMMENDS A VOTE "FOR" PROPOSAL 1

DIFFERENCES BETWEEN ETFs AND MUTUAL FUNDS

What are the differences between an ETF and a mutual fund?

ETFs are structurally different from mutual funds in several important aspects:

•  A mutual fund may offer multiple share classes with different sales charges, expenses, and/or minimum investments. The Acquiring Fund does not issue multiple classes of shares.

•  A mutual fund investor may purchase and redeem shares directly from the mutual fund (through a distributor or a financial intermediary). Most ETF investors will buy and sell shares in secondary market transactions through brokers.

•  A mutual fund will accept purchase and redemption orders from any shareholders, and only on days that the mutual fund is open for business, and those orders will be effected at that day's NAV per share. An ETF will issue or redeem shares at its NAV per share only in one or more groupings of a large specified number of shares called a "Creation Unit," on days that the ETF is open for business. Only an ETF's "authorized participants" are permitted to engage in creation or redemption transactions directly with the ETF. All other shareholders will buy and sell shares of the ETF on an exchange at market price. An authorized participant is a member or participant of a clearing agency registered with the U.S. Securities and Exchange Commission ("SEC"), which has a written agreement with the Acquiring Fund and or one of its service providers that allows the authorized participant to place orders for the purchase and redemption of Creation Units.

As a result of these structural differences, there are certain anticipated benefits associated with the ETF structure, including, but not limited to the following:

•  Additional Trading Flexibility. As a shareholder of the Acquired Fund, you can only purchase or redeem shares of the Fund at a price based on the Fund's NAV that is next calculated after your order is received by the Fund. This NAV is calculated once per business day.

As a shareholder of the Acquiring Fund, however, you will have additional trading flexibility by being able to purchase and sell shares of the Acquiring Fund throughout a trading day on the secondary market. These trades will occur at market prices, which may be higher or lower than the Acquiring Fund's NAV per share. This intraday liquidity will give you the opportunity to act on purchase and sale decisions immediately, rather than waiting to transact at the Acquiring Fund's NAV.

•  Increased Transparency. Currently, the Acquired Fund only provides periodic disclosure of its complete portfolio holdings. The Acquiring Fund will make its complete portfolio holdings public each business day. This holdings information, along with other information about the Acquiring Fund, will be found on the ETF's website at www.eatonvance.com.

•  Potential for Enhanced Tax Efficiency. Current shareholders of the Acquired Fund are expected to benefit directly from the potential for greater tax efficiency and trading efficiency with the ETF structure, as ETFs generally experience fewer portfolio transactions than mutual funds due to the secondary market liquidity of the ETF structure. However, given that the Acquiring Fund will effect some or all of their creations and redemptions in cash rather than in-kind, a shareholder will not benefit from the greater tax efficiency of the ETF structure to the same extent as a shareholder of an ETF that effects all of its creations and redemptions in-kind.

There are, however, certain risks associated with the ETF structure as well for the Acquiring Fund, including, but not limited to the following:

•  Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Acquiring Fund. The Acquiring Fund has a limited number of intermediaries that act as authorized participants and none of these authorized participants is or will be obligated to engage in creation or redemption transactions. There can be no assurance that an active trading market for the Acquiring Fund's shares will develop or be maintained. To the extent that these intermediaries exit the business or are unable to or choose not to proceed with creation and/or redemption orders with respect to the Acquiring Fund, such as during periods of market stress, and no other authorized participant creates or redeems, shares may trade at a discount to NAV and possibly face trading halts and/or delisting.

•  Cash Transactions Risk. Unlike certain ETFs, the Acquiring Fund may effect creations and redemptions in cash or partially in cash. Therefore, it may be required to sell portfolio securities and subsequently recognize gains on such sales that the Acquiring Fund might not have recognized if it were to distribute portfolio securities in-kind. As such, investments in shares may be less tax-efficient than an investment in an ETF that distributes portfolio securities entirely in-kind.

•  Trading Risk. The market prices of shares are expected to fluctuate, in some cases materially, in response to changes in the Acquiring Fund's NAV, the intra-day value of the Acquiring Fund's holdings, and supply and demand for shares. MSIM Inc. cannot predict whether shares will trade above, below or at their NAV. Disruptions to creations and redemptions, the existence of significant market volatility or potential lack of an active trading market for the shares (including through a trading halt), as well as other factors, may result in the shares trading significantly above (at a premium) or below (at a discount) to NAV or to the intraday value of the Acquiring Fund's holdings.

You may pay significantly more or receive significantly less than NAV during periods when there is a significant premium or discount. Buying or selling shares in the secondary market may require paying brokerage commissions or other charges imposed by brokers as determined by that broker.

Brokerage commissions are often a fixed amount and may be a significant proportional cost when seeking to buy or sell relatively small amounts of shares. In addition, the market price of shares, like the price of any exchange-traded security, includes a "bid-ask spread" charged by the market makers or other participants that trade the particular security. The spread of the Acquiring Fund's shares varies over time based on the Acquiring Fund's trading volume and market liquidity and may increase if the Acquiring Fund's trading volume, the spread of the Acquiring Fund's underlying securities, or market liquidity decrease.

Following the Reorganization, shareholders may bear certain costs with respect to maintaining brokerage accounts and buying and selling shares in the secondary market that shareholders do not experience as shareholders of the Acquired Fund.

ACCOUNT TYPES THAT CANNOT HOLD SHARES OF AN ETF

What will happen if a shareholder does not have a brokerage account that can accept ETF Shares at the time of the Reorganization?

The following account types cannot hold shares of ETFs:

•  Non-Accommodating Brokerage Accounts: If you hold shares of the Acquired Fund in a brokerage account with a financial intermediary that only allows the client to hold shares of mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investments in ETF shares.

If such a change is not made before the Reorganization, you will not receive shares of the Acquiring Fund as part of the Reorganization. Instead, your investment will be liquidated, and you will receive cash equal in value to the aggregate NAV of your Acquired Fund shares on the Closing Date of the Reorganization.

•  Non-Accommodating Retirement Accounts: If you hold shares of the Acquired Fund through an individual retirement account ("IRA") or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you may need to redeem your shares prior to the Reorganization or, if applicable, your financial intermediary may transfer your investment in the Acquired Fund to a different investment option prior to the Reorganization.

•  Fund Direct Accounts: If you hold shares of the Acquired Fund in an account directly with the Acquired Fund at its transfer agent, SS&C Global Investor and Distribution Solutions, Inc. (a "fund direct account"), you should transfer your shares of the Acquired Fund to a brokerage account that can accept ETF shares prior to the Reorganization.

If such a change is not made before the Reorganization, you will not receive shares of the Acquiring Fund as part of the Reorganization. Instead, your investment will be liquidated, and you will receive cash equal in value to the aggregate NAV of your Acquired Fund shares on the Closing Date of the Reorganization.

•  Fund Direct IRA: If you hold shares of the Acquired Fund through a fund direct IRA and do not take action to transfer the investment in the Acquired Fund to a different investment option prior to the Reorganization, your Acquired Fund shares will be exchanged for R Shares of Morgan Stanley U.S. Government Money Market Trust equal in value to the aggregate NAV of your Acquired Fund shares on the Closing Date of the Reorganization unless you provide alternative direction prior to the Reorganization.

BENEFITS OF THE REORGANIZATION

Why are the Reorganizations being proposed?

•  Following the Reorganization, the Acquiring Fund is expected to have lower total annual fund operating expenses than those of each share class of the Acquired Fund. Accordingly, shareholders are anticipated to benefit directly from the expected lower total annual fund operating expenses.

•  In addition, current shareholders of the Fund are expected to benefit from the potential for greater cash efficiency with the ETF structure. ETFs typically do not have to maintain as large cash positions or sell as many securities to meet redemption requests as mutual funds. Accordingly, the Acquiring Fund may operate with less cash and incur lower transaction costs than the Fund.

•  Current shareholders of the Acquired Fund also are expected to benefit from the potential for greater tax efficiency with the ETF structure with respect to the management of capital gains distributions, as ETFs generally experience fewer portfolio transactions than mutual funds due to the secondary market liquidity of the ETF structure.

•  While the tax treatment of ETFs and mutual funds is the same, the mechanics of the creation and redemption process for ETFs allow ETFs to acquire securities in-kind and redeem securities in-kind, which generally allows shareholders of an ETF to defer the realization of capital gains as the result of the ETF's portfolio transactions.

However, given that the Acquiring Fund will effect some or all of their creations and redemptions for cash rather than in kind, a shareholder will not benefit from the greater tax efficiency of the ETF structure to the same extent as a shareholder of an ETF that effects all of its creations and redemptions in kind.

VOTING METHODS

PHONE:  To cast your vote by telephone with a proxy specialist, call the toll-free number found on your proxy card. Representatives are available to take your voting instructions Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.

MAIL:    To vote your proxy by mail, check the appropriate voting box on the proxy card, sign and date the card and return it in the enclosed postage-paid envelope.

TOUCH-TONE:  To cast your vote via a touch-tone voting line, call the toll-free number and enter the control number found on your proxy card.

INTERNET:  To vote via the Internet, go to the website on your proxy card and enter the control number found on the proxy card.

The combined Proxy Statement and Prospectus is available online at:

https://vote.proxyonline.com/morganstanley/docs

EQ Fund Solutions, LLC is identified in the combined Proxy Statement and Prospectus as the proxy solicitor for the Acquired Fund.

ACQUIRED FUND	CLASS	TICKER	CUSIP
Core Plus Fixed Income Portfolio	A	MFXAX	617440581
Core Plus Fixed Income Portfolio	C	MSCKX	617455795
Core Plus Fixed Income Portfolio	I	MPFIX	617440300
Core Plus Fixed Income Portfolio	R6	MPLRX	617455530
Core Plus Fixed Income Portfolio	L	MSIOX	617440128

In connection with the Reorganizations discussed herein, a combined Proxy Statement and Prospectus has been included in a registration statement on Form N-14 that has been filed with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the materials and any other relevant documents because they contain important information about the Reorganizations. Free copies of the materials are available on the SEC's web site at www.sec.gov. You may also request a free copy of the effective materials without charge by writing to the Funds at 1585 Broadway, New York, New York 10036, or by calling toll-free 1 (800) 869-6397.

This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors should consider the investment objectives, risks, fees and expenses of the Funds carefully.

All investments involve risk including the possible loss of principal. There is no guarantee that the investment objective of a Fund will be achieved. Past performance is no guarantee of future results.

Unlike mutual funds, ETFs may trade at a premium or discount to their net asset value. Because shares are traded in the secondary market, a broker may charge a commission to execute a transaction in shares, and an investor may incur the cost of the spread between the price at which a dealer will buy shares and the price at which a dealer will sell shares.

Morgan Stanley Distribution, Inc., 1585 Broadway, New York, NY 10036, is the distributor of the Acquired Funds' shares.

Foreside Fund Services, LLC, 3 Canal Plaza Suite 100, Portland, ME 04101, is the distributor of the Acquiring Funds' shares.